Via EDGAR*

June 7, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Suzanne Hayes
Assistant Director
Division of Corporation Finance

Re:	The Goldman Sachs Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012 (“2012 Form 10-K”)
Filed February 28, 2013
File No. 001-14965

Dear Ms. Hayes:

We are in receipt of the letter, dated May 9, 2013, to Lloyd C. Blankfein, Chairman and Chief Executive Officer of The Goldman Sachs Group, Inc. (the “Company”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the 2012 Form 10-K.  We appreciate the Staff’s review of our filing and look forward to working with the Staff to resolve the Staff’s comments.   For your convenience, we have included the Staff’s comments below, followed by our responses.

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Certain confidential portions of this letter were omitted by means of redacting a portion of the text.  The word “[Redacted]” has been inserted in place of the portions so omitted.  Copies of the letter containing the redacted portions have been filed separately with the Commission subject to a request for confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information and Requests.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

Results of Operations, page 52

Investment Management, page 54

1.
We note your disclosure here and on page 65 that in 2012 your mix of Assets Under Supervision (AUS) has shifted slightly from asset classes that typically generate higher fees to asset classes that typically generate lower fees compared with 2011.  Please revise your future filings to more clearly identify the asset classes generating higher fees to which the mix has shifted, as well as the asset classes generating lower fees from which the mix has shifted.  To the extent possible, quantify the range or relative differential between the fees of these respective classes.  Specifically address the extent to which you are referring to the mix of classes within Assets Under Management (AUM), such as between alternative investments and fixed income, or the mix between AUM versus Other Client Assets (OCA).

Response:

In future filings, we will clarify that asset classes such as alternative investment and equity assets typically generate higher fees relative to fixed income and money market assets.

[Redacted]

Commissions and fees, page 55

2.
We note your disclosure that commissions and fees on the consolidated statements of earnings were 16% lower in 2012 reflecting lower market volumes.  We also note your disclosure in the preceding paragraph about increases in global equity prices and lower market volumes.  Please revise your future filings to more clearly link the industry-specific trends such as market volumes and volatilities to the changes in your commissions and fees.  To the extent possible, please revise your disclosure to more clearly address your own market making volume statistics relative to the market, and discuss how your own volume statistics compare to the macro economic trends discussed.

Response:

In future filings, we will more clearly link the industry trends to the changes in both our volumes and our commissions and fees.

Market making, page 55

3.
We note that during 2012 market-making revenues were 22% higher than 2011.  We also note that market-making revenues represent 33% of overall consolidated total net revenues in the year ended December 31, 2012.  In light of its significance, please revise this section or the Institutional Client Services section beginning on page 61 to provide a more robust discussion and analysis of the net revenues of this line item, including a quantification of the impact on your operating results of particular product types (e.g., mortgages, interest rate products, credit products, and commodities) when discussing the various trends in your future filings.  Tell us and revise your MD&A in future filings to explain how you separate market-making activities from other principal transactions for segment and reporting purposes.

Response:

In accordance with the requirements of Item 303 of Regulation S-K and consistent with industry practice, we qualitatively describe changes in the significant components of our net revenues to enable an investor to understand the key factors driving our results.  In instances where specific events or economic changes have materially impacted net revenues earned from a specific product line, we provide supplemental quantitative disclosures.  In future filings, we will provide additional qualitative disclosure of the net revenues for the product types within Institutional Client Services.

We also note that we quantify our “Market making” and “Other principal transactions” revenues by major product type on page 128 of our 2012 Form 10-K in accordance with FASB Accounting Standards Codification (ASC) 815.  This disclosure includes product revenues within Institutional Client Services and Investing & Lending.

In future filings, we will include the following disclosure regarding how we separate market-making activities from other principal transactions:

“Market making” is comprised of revenues (excluding net interest) from client execution activities related to making markets in interest rate products, credit products, mortgages, currencies, commodities and equity products.  Market-making activities are included in our Institutional Client Services segment.

“Other principal transactions” is comprised of revenues (excluding net interest) from our investing activities and the origination of loans to provide financing to clients. Other principal transactions are included in our Investing & Lending segment.

Equity Capital, page 76

Consolidated Regulatory Capital Ratios, page 78

4.
We note your disclosure of risk-weighted assets as of December 31, 2012 and 2011 on page 79 and the narrative description of the drivers that led to the decrease in risk-weighted assets between these dates.  However, it is not entirely clear if the decrease is due to decreases in book size, book quality, model or methodology updates, etc. Therefore, in future filings, please consider providing a rollforward of risk-weighted assets showing the key drivers of the movements in the risk-weighted assets balance, by type of risk-weighted asset, if possible.

Response:

In future filings, we will provide a rollforward of risk-weighted assets by type and qualitatively describe the key drivers of the movements.

Credit Risk Management, page 102

Credit Exposures, page 105

5.
We note your disclosure that your counterparty defaults rose slightly during the year ended December 31, 2012; however, the estimated losses associated with these counterparty defaults were lower as compared with the prior year.  For purposes of providing additional transparency, please revise your future filings to quantify the counterparty defaults and the losses given defaults during the period.  Tell us and revise your future filings to clarify the type of instruments for which you experienced the counterparty default and the type of instruments for which you observed an increase in such defaults.  Tell us the reasons why the estimated losses associated with these counterparty defaults have decreased.

Response:

During the year ended December 31, 2012, counterparty defaults primarily occurred within loans and lending commitments and OTC derivatives, with a slight increase in the number of defaults within loans and lending commitments. Estimated losses associated with these defaults decreased as (i) the severity of these defaults was lower compared to 2011 and (ii) our exposure to the defaulted counterparties was smaller compared to 2011.  [Redacted]

We will revise future filings to clarify the type of instruments for which we experienced counterparty defaults and the type of instruments for which we observed an increase or decrease in such defaults.  In addition, if material, we will quantify the estimated losses associated with such counterparty defaults.

Notes to Consolidated Financial Statements

Note 3.  Significant Accounting Policies, page 123

Investment Management, page 124

6.
We note your disclosure that management fees are calculated as a percentage of net asset value, invested capital, or commitments, and are recognized over the period that the related service is provided.  Please revise your future filings to address the following:

●
Revise your revenue recognition footnote to disclose how frequently these fees are calculated and paid, and describe the basis for the AUS in the calculation.  For example, tell us whether the fee is based on a percentage of average daily or monthly AUS.  In your response clarify any differences between investment management fees earned on AUM and OCA.

Response:

In future filings, we will revise our revenue recognition footnote to disclose how frequently management fees are calculated and paid, and include a description of the basis for AUS in the calculation. There are no differences in the calculation of investment management fees earned on AUM and OCA. The following is an example of what this disclosure would have been in our December 2012 Form 10-K:

The firm earns management fees and incentive fees for investment management services. Management fees for mutual funds are calculated as a percentage of daily net asset value and are paid monthly.  Management fees for hedge funds and separately managed accounts are calculated as a percentage of month-end net asset value and are generally paid quarterly. Management fees for private equity funds are calculated as a percentage of monthly invested capital or commitments and are paid quarterly, semi-annually or annually, depending on the fund.  All management fees are recognized over the period that the related service is provided.

●
Tell us whether any portion of your management fee on OCA is paid to a third party, and if so, explain how these amounts are reflected in your Statement of Earnings.  As part of your response, explain whether the amounts involved are reported on a gross or net basis.

Response:

The portion of our management fees on OCA that is paid to third party managers is reported on a gross basis. Revenues earned are included in “Investment management” and fees paid to third party managers are recorded as an expense in our consolidated statements of earnings.  [Redacted]

●
We note your line item titled “Brokerage, clearing, exchange and distribution fees” on your Statement of Earnings.  For the payment to the brokers and advisors related to the placement of the products, tell us and revise your future filings to more clearly address how the expenses paid are computed for these various products.  Clarify the extent to which distribution expense is recorded on OCA similar to your AUM.  Revise your future filings to quantify the amount of distribution expense related to your AUM separately from the distribution expense related to OCA.

Response:

Distribution expenses paid to brokers and advisors related to the placement of our products included in “Brokerage, clearing, exchange and distribution fees” in our consolidated statement of earnings are computed based primarily on a percentage of the management fee [Redacted]. If such expenses become material in the future, we will quantify the amount in our disclosure. All distribution expenses are related to our AUM.

In future filings, we will include the following disclosure:

Payments to brokers and advisors related to the placement of our funds are computed based primarily on a percentage of the management fee.  Where we are the principal to the arrangement, such expenses are included in “Brokerage, clearing, exchange and distribution fees” in our consolidated statements of earnings.

●	Clearly explain how you considered the guidance of ASC 605-45 in terms of reporting the distribution expenses related to the placement of these products on a gross or net basis.

Response:

Our distribution costs related to product placement are reported for each arrangement in accordance with ASC 605-45. For each arrangement, we consider whether we: (i) are the primary obligor, (ii) have credit risk, (iii) have pricing latitude, (iv) perform the service, (v) have influence on the selection of distributors and (vi) have influence on the products that are offered.

We analyze these indicators to determine whether we are acting as a principal or as an agent.  Where we are acting as principal, such distribution expenses are reported on a gross basis.  The majority of our distribution costs for the year ended December 31, 2012 are reported on a gross basis.

Note 6.  Cash Instruments, page 130

Investments in Funds That Calculate Net Asset Value Per Share, page 137

7.
Please confirm that cash instruments that are valued based on the net asset value per share (NAV) of the investment fund are included in your level 3 financial assets disclosed in the Fair value of cash instruments by level table on page 133.  If correct, please revise your table on page 131 to include this information under “Valuation Techniques and Significant Inputs.”

Response:

In future filings, we will revise our level 3 “Valuation Techniques and Significant Inputs” table to clarify that net asset value per share is used to value certain “equities and convertible debentures.”

Note 7.  Derivatives and Hedging Activities, page 138

Valuation Adjustments, page 141

8.	You disclose that valuation adjustments are made to the fair value of derivatives for a variety of factors including funding valuation adjustments (FVA). Please address the following regarding FVA:

●	Tell us the amount of such FVA made to your derivative assets and liabilities respectively, and identify the periods affected by these adjustments.

Response:

The fair values of our derivatives include funding valuation adjustments for each period presented in our consolidated statements of financial condition in our 2012 Form 10-K. [Redacted]

●
Where FVA are used, please identify the classes or type of derivative assets and liabilities, including but not limited to interest rates, credit, currencies, or equities, to which such adjustments are made.  Further clarify if the derivatives adjusted were in level 2 or level 3.

Response:

Funding valuation adjustments are made to OTC derivatives included in level 2 and level 3 of the fair value hierarchy across all derivative product types.

●	Tell us your basis for making FVA, separately addressing both the valuation purpose and your basis under ASC 820.

Response:

We make funding valuation adjustments to derivative portfolios as required by ASC 820-10-35-18D, as we and other market participants incorporate the cost of funding into the pricing of new trades and unwinds, and therefore such adjustments are required to ensure an accurate exit price.

●	Where FVA are used, tell us how your debit valuation adjustments or credit valuation adjustments are considered or modified. Discuss how collateral was considered when calculating the FVA.

      Response:

Credit valuation adjustments are generally based on CDS spreads, while funding valuation adjustments are based on unsecured bond spreads.  For derivative liabilities, the measurement of credit valuation adjustments is deducted from the measurement of funding valuation adjustments to avoid double-counting, as bond spreads are comprised of both CDS spreads and funding risks.  Funding valuation adjustments are made to OTC derivatives that are either uncollateralized or where rehypothecation of the collateral received or posted is not permitted.

The Company hereby acknowledges that:  the Company is responsible for the adequacy and accuracy of the disclosure in the 2012 Form 10-K; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2012 Form 10-K; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please feel free to call me (212-902-5675) if you have any questions about the foregoing, or if you would like to further discuss any of the matters raised in this response letter.

Sincerely,

/s/ Sarah E. Smith
Sarah E. Smith
Principal Accounting Officer

cc:	Lloyd C. Blankfein, Chairman and Chief Executive Officer
Harvey M. Schwartz, Chief Financial Officer
(The Goldman Sachs Group, Inc.)